Vampire Family Brands, LLC

Financial Statements

Unaudited

January 1st 2021 – December 31st, 2022

Vampire Family Brands, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 First Republic Checking (2900)	62,645.76
10050 TIAA Bank	3,145.05
10100 Paypal	-3,134.31
10200 Square Rollover	-11,810.68
10300 Stripe Clearing Account	-4,084.24
Total Bank Accounts	**$46,761.58**
Accounts Receivable	
11000 Accounts Receivable (A/R)	304,933.24
Total Accounts Receivable	**$304,933.24**
Other Current Assets	
11500 Allowance for bad debts	-2,793.79
12000 Inventory Asset	18,975.71
13000 Prepaid expenses	3,500.00
13500 Undeposited Funds	0.00
13600 Fangria Sangria Espana	25,320.78
Total Other Current Assets	**$45,002.70**
Total Current Assets	**$396,697.52**
Fixed Assets	
14000 Tools, machinery, and equipment	2,989.00
Total Fixed Assets	**$2,989.00**
TOTAL ASSETS	**$399,686.52**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
20000 Accounts Payable (A/P)	9,369.45
Total Accounts Payable	**$9,369.45**
Credit Cards	
21000 Apple Card	4.81
21100 Business Platinum AMEX (24000)	54,893.48
21200 Delta AMEX (82008)	3,285.71
21300 Hilton Honors AMEX (02004)	0.00

Vampire Family Brands, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Total Credit Cards	**$58,184.00**
Other Current Liabilities	
22000 Due To/From Machat Law	76,596.06
23000 Paypal Working Capital	0.00
23500 Kabbage Loan	27,000.00
24000 Sales tax to pay	16,906.23
25000 Short-term business loans	-50,000.00
Suspense	-3,108.51
Total Other Current Liabilities	**$67,393.78**
Total Current Liabilities	**$134,947.23**
Total Liabilities	**$134,947.23**
Equity	
30000 Owner Distribution	-375,026.81
31000 Retained Earnings	476,845.31
32000 SEP IRA Contribution	-18,660.00
Net Income	181,580.79
Total Equity	**$264,739.29**
TOTAL LIABILITIES AND EQUITY	**$399,686.52**

Vampire Family Brands, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10000 First Republic Checking (2900)	64,476.78
10100 Paypal	223.00
10200 Square Rollover	418.83
10300 Stripe Clearing Account	0.00
Total Bank Accounts	**$65,118.61**
Accounts Receivable	
11000 Accounts Receivable (A/R)	122,598.24
Total Accounts Receivable	**$122,598.24**
Other Current Assets	
11500 Allowance for bad debts	-2,744.04
12000 Inventory Asset	18,975.71
13000 Prepaid expenses	3,500.00
Total Other Current Assets	**$19,731.67**
Total Current Assets	**$207,448.52**
Fixed Assets	
14000 Tools, machinery, and equipment	2,989.00
Total Fixed Assets	**$2,989.00**
TOTAL ASSETS	**$210,437.52**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
21000 Apple Card	4,205.35
21100 Business Platinum AMEX (24000)	2,706.30
21200 Delta AMEX (82008)	4,072.92
21300 Hilton Honors AMEX (02004)	0.00
Total Credit Cards	**$10,984.57**
Other Current Liabilities	
22000 Due To/From Machat Law	14,992.58
23000 Paypal Working Capital	0.00
24000 Sales tax to pay	2,491.68
25000 Short-term business loans	-50,000.00
Total Other Current Liabilities	**$ -32,515.74**
Total Current Liabilities	**$ -21,531.17**
Total Liabilities	**$ -21,531.17**

Vampire Family Brands, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Equity	
30000 Owner Distribution	-233,992.62
31000 Retained Earnings	161,232.21
32000 SEP IRA Contribution	-10,884.00
Net Income	315,613.10
Total Equity	**$231,968.69**
TOTAL LIABILITIES AND EQUITY	**$210,437.52**

Vampire Family Brands, LLC

Profit and Loss

January - December 2022

	TOTAL
Income	
41000 Wholesale Sales	
41100 Direct Wholesale Sales	283,984.04
41200 Fior Di Sole Commissions	74,517.00
Total 41000 Wholesale Sales	**358,501.04**
42000 Retail Sales	450.00
42100 Direct to Consumer Sales	321,673.94
42200 Minibar Sales	243.50
42500 Shipping Income	65,673.54
42600 Refunds	-4,000.56
42700 Discounts given	-11,414.15
Total 42000 Retail Sales	**372,626.27**
43000 Licensing Income	106,147.20
Shipping Income-1	33.81
Unpaid Commissions due from Fior	181,128.30
Total Income	**$1,018,436.62**
Cost of Goods Sold	
50000 Cost of Goods Sold	
51000 Customs and Duties	7,784.64
52000 Direct Costs of Product	139,023.19
53000 Freight In	9,617.37
54000 Internet Shipping Expense	88,581.65
55000 Merchant Account Fees	13,847.20
56000 Printing and Packaging	16,334.19
57000 Shipping Supplies	19,939.66
58000 Warehousing & Fulfillment	16,913.50
59000 Wine Capes	68,070.62
Total 50000 Cost of Goods Sold	**380,112.02**
Total Cost of Goods Sold	**$380,112.02**
GROSS PROFIT	**$638,324.60**
Expenses	
60000 Marketing Expenses	
60100 Commissions Paid	68,414.19
60150 Label Design	6,025.00
60300 Other Advertisting	38,634.96
60400 Facebook Advertising	100,017.13
60500 Trade Show	4,353.50
60600 Rocket Powered Media	60,205.38
60700 Website	5,973.74

Vampire Family Brands, LLC

Profit and Loss

January - December 2022

	TOTAL
60800 Wine Competitions	270.00
Total 60000 Marketing Expenses	**283,893.90**
61000 Office & Administrative Expenses	
61100 Bank Fees & Service Charges	1,114.11
61200 Business Licenses	242.90
61400 Dues & Subscriptions	1,216.77
61500 Insurance	2,418.74
61550 Loan Origination Fee	2,596.00
61600 Office Supplies	3,453.46
61700 Rent	11,883.12
61900 Research & Development	1,176.03
62000 Shipping & postage	2,419.79
62100 Software & apps	2,361.90
62200 Taxes paid	1,282.14
62300 Utilities	16,582.58
Alcohol licenses and fees	7,932.00
Total 61000 Office & Administrative Expenses	**54,679.54**
63000 Personnel Expenses	
63100 Contract Labor	1,456.06
63200 Health Insurance Premiums	17,661.44
63300 Medical Payments	4,025.28
63400 Professional Fees	
63410 Accounting	9,105.00
63420 Legal Fees	18,800.00
Total 63400 Professional Fees	**27,905.00**
Total 63000 Personnel Expenses	**51,047.78**
64000 Travel Expenses	3.20
64100 Airfare	8,757.21
64200 Automobile Expenses	
64210 Auto Lease	16,963.60
64220 Maintenance & Registration	9.99
64230 Parking & Tolls	673.75
64240 Gas	1,711.83
Total 64200 Automobile Expenses	**19,359.17**
64300 Hotels	9,715.14
64400 Meals	19,798.44
64500 Taxis or shared rides	4,273.23
64600 Vehicle rental	2,674.20
Total 64000 Travel Expenses	**64,580.59**

Vampire Family Brands, LLC

Profit and Loss

January - December 2022

	TOTAL
Interest paid	2,542.65
Total Expenses	**$456,744.46**
NET OPERATING INCOME	**$181,580.14**
Other Income	
Interest earned	0.65
Total Other Income	**$0.65**
NET OTHER INCOME	**$0.65**
NET INCOME	**$181,580.79**

Vampire Family Brands, LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
41000 Wholesale Sales	
41100 Direct Wholesale Sales	88,984.23
41200 Fior Di Sole Commissions	166,587.15
Total 41000 Wholesale Sales	**255,571.38**
42000 Retail Sales	
42100 Direct to Consumer Sales	101,197.78
42200 Minibar Sales	1,197.29
42300 Vampire Wine Club Sales	5,903.75
42400 Yacht Rock Sales	1,823.40
42500 Shipping Income	13,770.65
42600 Refunds	-693.83
42700 Discounts given	-4,620.66
Total 42000 Retail Sales	**118,578.38**
43000 Licensing Income	255,600.00
Total Income	**$629,749.76**
Cost of Goods Sold	
50000 Cost of Goods Sold	
51000 Customs and Duties	4,625.80
52000 Direct Costs of Product	64,741.87
53000 Freight In	4,467.98
54000 Internet Shipping Expense	47,203.47
55000 Merchant Account Fees	3,704.22
56000 Printing and Packaging	1,906.78
57000 Shipping Supplies	5,752.61
58000 Warehousing & Fulfillment	13,126.99
59000 Wine Capes	9,650.00
Total 50000 Cost of Goods Sold	**155,179.72**
Total Cost of Goods Sold	**$155,179.72**
GROSS PROFIT	**$474,570.04**
Expenses	
60000 Marketing Expenses	
60100 Commissions Paid	8,480.64
60200 Marketing Contractors	1,500.00
60300 Other Advertisting	942.01
60500 Trade Show	500.00
60600 Rocket Powered Media	25,154.36
60700 Website	4,479.53
60800 Wine Competitions	735.00
Total 60000 Marketing Expenses	**41,791.54**

Vampire Family Brands, LLC

Profit and Loss

January - December 2021

	TOTAL
61000 Office & Administrative Expenses	
61100 Bank Fees & Service Charges	545.00
61200 Business Licenses	721.00
61400 Dues & Subscriptions	2,486.15
61500 Insurance	4,019.66
61600 Office Supplies	5,850.97
61700 Rent	11,883.12
61800 Repairs & maintenance	375.00
61900 Research & Development	7,556.67
62000 Shipping & postage	1,362.72
62100 Software & apps	1,798.56
62200 Taxes paid	2,584.82
62300 Utilities	9,660.36
Alcohol licenses and fees	2,522.00
Total 61000 Office & Administrative Expenses	**51,366.03**
63000 Personnel Expenses	
63100 Contract Labor	525.00
63200 Health Insurance Premiums	12,095.08
63300 Medical Payments	11,559.99
63400 Professional Fees	
63410 Accounting	808.00
63420 Legal Fees	760.00
Total 63400 Professional Fees	**1,568.00**
Total 63000 Personnel Expenses	**25,748.07**
64000 Travel Expenses	
64200 Automobile Expenses	
64210 Auto Lease	16,900.36
64220 Maintenance & Registration	37.51
64230 Parking & Tolls	762.19
64240 Gas	1,122.13
Total 64200 Automobile Expenses	**18,822.19**
64300 Hotels	2,321.65
64400 Meals	18,538.82
64500 Taxis or shared rides	302.85
64600 Vehicle rental	65.79
Total 64000 Travel Expenses	**40,051.30**
Total Expenses	**$158,956.94**
NET OPERATING INCOME	**$315,613.10**
NET INCOME	**$315,613.10**

Vampire Family Brands, LLC
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		207,573.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
11000 Accounts Receivable (A/R)		-185,862.00
11500 Allowance for bad debts		49.75
13600 Fangria Sangria Espana		-25,320.78
20000 Accounts Payable (A/P)		9,369.45
21000 Apple Card		-4,200.54
21100 Business Platinum AMEX (24000)		52,187.18
21200 Delta AMEX (82008)		-787.21
21300 Hilton Honors AMEX (02004)		24.99
22000 Due To/From Machat Law		61,098.48
23000 Paypal Working Capital		0.00
23500 Kabbage Loan		27,250.00
24000 Sales tax to pay		10,680.84
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**55,509.84**
Net cash provided by operating activities	**$**	**152,063.16**
FINANCING ACTIVITIES		
30000 Owner Distribution		-144,626.18
32000 SEP IRA Contribution		-7,776.00
Net cash provided by financing activities	**-$**	**152,402.18**
Net cash increase for period	**-$**	**339.02**
Cash at beginning of period		65,118.61
Cash at end of period	**$**	**64,779.59**

Tuesday, Apr 25, 2023 07:59:14 PM GMT-7

Vampire Family Brands, LLC
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		315,613.10
Adjustments to reconcile Net Income to Net Cash provided by operations:		
11000 Accounts Receivable (A/R)		53,643.62
11500 Allowance for bad debts		-1,130.94
12000 Inventory Asset		-18,975.71
13000 Prepaid expenses		-3,500.00
21000 Apple Card		-3,338.64
21100 Business Platinum AMEX (24000)		-534.36
21200 Delta AMEX (82008)		4,072.92
21300 Hilton Honors AMEX (02004)		-847.42
22000 Due To/From Machat Law		14,992.58
23000 Paypal Working Capital		-3,091.64
24000 Sales tax to pay		2,491.68
25000 Short-term business loans		-50,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**6,217.91**
Net cash provided by operating activities	**$**	**309,395.19**
INVESTING ACTIVITIES		
14000 Tools, machinery, and equipment		-2,989.00
Net cash provided by investing activities	**-$**	**2,989.00**
FINANCING ACTIVITIES		
30000 Owner Distribution		-233,992.62
32000 SEP IRA Contribution		-10,884.00
Net cash provided by financing activities	**-$**	**244,876.62**
Net cash increase for period	**$**	**61,529.57**
Cash at beginning of period		3,589.04
Cash at end of period	**$**	**65,118.61**

Vampire Family Brands, LLC

Statement of Changes in Member Equity

	Member Capital			
	$ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2021	500	-		500
Member Michael Machat Contributions		-	-	-
Net Loss	-	-	-	-
Ending Balance 12/31/2021	500	-	-	500
Member Lisa Machat Contributions	500	-	-	500
Member Distributions		-	-	-
Net Loss	-	-	-	-
Ending Balance 12/31/2022	1,000	-	-	1,000

Vampire Family Brands, LLC
Notes to the Financial Statements
For the fiscal years ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Vampire Family Brands, LLC (the "Company") is a limited liability company organized on November 29, 2016 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.